Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated October 13, 2010	Registration Statement No. 333-163812

European Investment Bank
USD 3,000,000,000 1.375% Notes due 2015
Final Term Sheet

Issuer:	European Investment Bank
Ratings:	AAA/Aaa/AAA
Currency/Size:	USD 3,000,000,000
Settlement:	20 October 2010
Maturity:	20 October 2015
Interest Payment Dates:	20 April, 20 October
Coupon:	1.375% (semi-annual)
Reoffer:	99.947%
Yield:	1.386%
Benchmark:	UST 5yr 1.25% September 2015
Spread:	+25.45 bps
Denominations:	USD 1,000, 10,000, 100,000
Leads:	Barclays Capital/JPM/UBS
Co-leads:	Daiwa/DB/Mitsubishi UFJ Securities International plc/Nomura/RBC
Governing Law:	New York

The Notes are expected to be listed on the Luxembourg Stock Exchange.

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/33745/000095015709001019/form-sb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1-212-834-4533.